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                                                                 EXHIBIT 19

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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UNION PACIFIC RESOURCES GROUP
INC. and RESOURCES NEWCO, INC.,                   :       C. A. No. 15755NC

                                  Plaintiffs,     :

                 -against-                        :

PENNZOIL COMPANY, HOWARD H.                       :
BAKER, JR., W. J. BOVAIRD,
W. L. LYONS BROWN, JR., ERNEST H.                 :
COCKRELL, HARRY H. CULLEN,
ALFONSO FANJUL, BERDON LAWRENCE,                  :
JAMES L. PATE, BRENT SCOWCROFT,
GERALD B. SMITH and CYRIL WAGNER,                 :
JR.,                                              :

                          Defendants.
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                                   COMPLAINT

                 Plaintiffs Union Pacific Resources Group Inc. ("UPR") and Resources Newco, Inc. ("Newco"), as and for their complaint herein, by and through their undersigned attorneys, allege, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:





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                             Summary of this Action

                 1. Plaintiff Newco, a wholly owned subsidiary of plaintiff UPR, has announced today that it is commencing a cash tender offer (the "Tender Offer") for a majority of the outstanding shares of Pennzoil Company ("Pennzoil") common stock that it and UPR do not already own. Pennzoil shareholders whose shares are purchased by Newco in the Tender Offer will receive $84 per share in cash. The Tender Offer is the initial step in a two-step transaction pursuant to which UPR proposes to acquire all of the outstanding shares of Pennzoil stock. In connection with the Tender Offer, UPR will seek to negotiate a definitive merger agreement with Pennzoil pursuant to which all remaining Pennzoil shares would be converted into UPR shares designed to have a value of $84 per share.

                 2. The two-step acquisition transaction has an overall value of approximately $6.4 billion (including assumed debt), and today represents a valuation of $84 per share of Pennzoil common stock. This represents a premium of approximately 56% above the average closing price for Pennzoil stock on the New York Stock Exchange over the past twelve months, and substantially exceeds the present value of the $80-$100 per share price four to five years from now projected by Pennzoil's Chief Executive Officer, James L. Pate, earlier this year.





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                 3.       In October 1994, the Board of Directors of Pennzoil
adopted a shareholder rights plan (the "Rights Plan") for the purported purpose of deterring unsolicited takeover attempts. If the Rights Plan remains in effect, it will make plaintiffs' acquisition of Pennzoil economically unfeasible. In addition, Pennzoil has two additional anti-takeover measures available to it, the Delaware Business Combination Statute, 8 Del. C. Section 203 ("Section 203") and Article Sixth of Pennzoil's restated certificate of incorporation ("Article Six"), which can be used effectively to block the Tender Offer and Merger and thus deprive Pennzoil stockholders of their most basic rights as owners of the company. As a result, Newco has conditioned the Tender Offer on the share purchase rights (the "Rights") being validly redeemed by Pennzoil's Board of Directors, or invalidated, and Section 203 and Article Six being rendered inapplicable to UPR's acquisition of Pennzoil. Absent relief from this Court, however, these conditions will not be satisfied, and the Tender Offer and Merger therefore will not be consummated, because the incumbent Pennzoil directors will unlawfully entrench themselves in office by refusing voluntarily to take these actions, to the irreparable detriment of plaintiffs and Pennzoil stockholders.





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                                  The Parties

                 4. Plaintiff UPR is a Utah corporation with its principal executive offices in Fort Worth, Texas. UPR is engaged primarily in the exploration for and the development and production of natural gas, natural gas liquids and crude oil in several major producing basins in the United States and Canada. UPR is the beneficial owner of more than 75,000 shares of Pennzoil common stock.

                 5. Plaintiff Newco is a Delaware corporation with its executive offices located in Fort Worth, Texas. Newco is a wholly-owned subsidiary of UPR and the owner of 100 shares of Pennzoil common stock. Newco was organized for purposes of the Tender Offer and Merger.

                 6. Defendant Pennzoil is a Delaware corporation with its principal executives offices in Houston, Texas. Pennzoil is engaged primarily in oil and gas exploration and production, in processing, refining and marketing of oil and motor oil and refined products and in the fast automotive oil change operations.

                 7. Defendant James L. Pate has been Chief Executive Officer, President and a director of Pennzoil for more than the past five years.

                 8. Defendants Howard H. Baker, Jr., W. J. Bovaird, W. L. Lyons Brown, Jr., Ernest H. Cockrell, Harry H. Cullen, Alfonso Fanjul, Berdon Lawrence, Brent Scowcroft,





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Gerald B. Smith and Cyril Wagner, Jr., are directors of Pennzoil.

                 9. As directors of Pennzoil, defendants Howard H. Baker, Jr., W. J. Bovaird, W. L. Lyons Brown, Jr., Ernest H. Cockrell, Harry H. Cullen, Alfonso Fanjul, Berdon Lawrence, James L. Pate, Brent Scowcroft, Gerald
B. Smith and Cyril Wagner, Jr. (collectively, the "Director Defendants") owe the highest fiduciary duties of loyalty and care to Pennzoil shareholders, including the duty to maximize value for all Pennzoil shareholders.

                                   Background

A.       The Rights Plan

                 10. On or about October 28, 1994, the Pennzoil Board of Directors approved the adoption of the Rights Plan. Effective October 28, 1994, the Pennzoil Board declared a dividend distribution of one share purchase right (a "Right") for each outstanding share of Pennzoil common stock to stockholders of record on the close of business on November 11, 1994.

                 11. The Rights are not exercisable or transferable apart from Pennzoil's common stock until after the "Distribution Date" -- that is, the earlier of (i) 10 days following a public announcement that a person or group has acquired (or obtained the right to acquire) beneficial ownership of 15 percent or more of Pennzoil's outstanding





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common shares (thereby becoming an "Acquiring Person"); or (ii) 10 business days following the commencement of a tender or exchange offer that would result in a person or group becoming the beneficial owner of 15 percent or more of Pennzoil's outstanding shares of common stock (thereby also becoming an "Acquiring Person").

                 12. Upon the Distribution Date, the Rights become exercisable. Each Right entitles the holder to purchase one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock (the "Series A Preferred"), par value $1.00 per share, at a purchase price of $140 per Unit, subject to adjustment. The Rights may be exercised until October 28, 1999, unless earlier redeemed or exchanged by Pennzoil.

                 13. Since the $140 exercise price of the Rights greatly exceeds the economic value of the Units of preferred stock into which the Rights are initially convertible, the Rights were never intended to be used to purchase such preferred stock. Instead, the sole reason for the Rights is their "flip-over" and "flip-in" provisions, described below, which were designed to punish any offeror unacceptable to the Pennzoil directors by creating an insurmountable economic barrier to any acquisition of control of Pennzoil.

                 14. Under the Rights Plan, if an Acquiring Person becomes the beneficial owner of 15 percent or more of the





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outstanding shares of Pennzoil common stock, then each Right "flips-in,"
entitling its holder to purchase an amount of shares of common stock of Pennzoil (or, in certain circumstances, to acquire cash, property or other Pennzoil securities) having a current value equal to two times the exercise price of the Right. In other words, at an exercise price of $140 per Right, each Right holder can purchase $280 worth of Pennzoil common stock for $140. All Rights that are owned by the Acquiring Person become null and void.

                 15. In the event that Pennzoil is acquired in a merger or other business combination in which it is not the surviving corporation, or 50 percent or more of Pennzoil's assets or earning power is sold or transferred, each Right "flips-over," entitling its holder to purchase common stock of the acquiring company having a current value equal to two times the exercise price of the Right.

                 16. Under the Rights Plan, a tender or exchange offer for all outstanding Pennzoil common stock at a price and on terms determined by a majority of the "continuing directors" of the Pennzoil Board prior to the purchase to be adequate and in the best interests of Pennzoil and its stockholders is a "Permitted Offer," which does not trigger the ability to exercise the Rights.

                 17. The massive dilutive effect of the Rights Plan ensures that no entity disfavored by the Pennzoil





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directors will dare to acquire a significant minority position in Pennzoil, much less consummate a tender offer for, or attempt a merger or other business combination with, Pennzoil unless the incumbent Pennzoil directors first determine that the terms of the offer are adequate and in the best interests of Pennzoil and its stockholders or redeem the Rights. In practical terms, this deters unsolicited takeover attempts, regardless of the value which any such proposal offers to the Pennzoil shareholders.

B.       Delaware Business Combination Statute

                 18. Section 203 of the Delaware General Corporation Law, entitled "Business Combinations with Interested Stockholders," applies to any Delaware corporation that has not opted out of the statute's coverage. Pennzoil has not opted out of the statute's coverage.

                 19. Section 203 was designed to impede coercive and inadequate tender and exchange offers. Section 203 provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after the interested stockholder becomes such, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition resulting in the stockholder becoming





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an interested stockholder or the business combination; (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

                 20. Application of Section 203 to the Tender Offer and Merger would delay the Merger for at least three years. Accordingly, three years of the substantial benefits of the proposed combination will be forever lost. Additionally, any number of events could occur within those three years which would prevent the Merger altogether.

C.       Article Six of Pennzoil's Restated Certificate of Incorporation

                 21. Article Six of Pennzoil's Restated Certificate of Incorporation provides that if a person, corporation or entity (the "interested stockholder") acquires beneficial ownership of 5% or more of the outstanding shares of any class or series of voting stock of Pennzoil, such interested stockholder may not enter into a merger or consolidation with Pennzoil, unless:
(i) prior to the 5% acquisition, the





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Board of Directors of Pennzoil has approved a memorandum of understanding with such interested stockholder for such merger or consolidation; or (ii) the merger or consolidation is approved by an affirmative vote of at least 80% of the outstanding Pennzoil shares entitled to vote in an election of directors and the merger is approved by an affirmative vote of a majority of the outstanding voting stock which is not owned by the interested stockholder.

                 22. Application of Article Six to the Tender Offer and Merger would effectively preclude plaintiffs' acquisition of Pennzoil and thereby deprive Pennzoil stockholders of the opportunity to receive a substantial premium for their shares.

D.       The Response to the Tender Offer and Merger

                 23. Under the terms of the Tender Offer, Pennzoil shareholders whose shares are purchased by Newco will receive $84 per share of Pennzoil common stock (and associated Right), net to the seller in cash. This represents a premium of approximately 56% above the average New York Stock Exchange closing price for Pennzoil common stock over the past twelve months.

                 24. UPR and Newco also have stated that they will seek to negotiate with Pennzoil a definitive merger agreement pursuant to which Pennzoil would consummate the Merger with UPR. Pursuant to the Merger, each outstanding Pennzoil





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share would be converted into UPR stock designed to have a value of $84 per share, subject to the terms and conditions of the definitive merger agreement. Thus, the proposed two-step acquisition transaction would deliver a substantial premium to the Pennzoil stockholders.

                 25. Despite these clear-cut and significant economic benefits for the Pennzoil stockholders, the incumbent Pennzoil directors already have signalled, in no uncertain terms, that they will seek to defeat the Tender Offer and Merger by a variety of measures, including by refusing to redeem the Rights and refusing to render Section 203 and Article Six inapplicable to the Tender Offer and Merger. Earlier this year, UPR contacted Pennzoil on several occasions and proposed discussions concerning a negotiated acquisition of Pennzoil by UPR. Most recently, UPR proposed a transaction at a substantial premium to the prevailing market price of Pennzoil common stock. UPR's proposal was (and the Tender Offer and Merger are) in keeping with a transaction proposed by Pennzoil itself in 1995 pursuant to which UPR and Pennzoil would combine and become, as Pennzoil's Chief Executive Officer then put it, "the premier exploration and production company in the world." Although the business justifications cited by Pennzoil for such a business combination are at least as strong now as they were when Pennzoil itself proposed such a deal, Pennzoil rebuffed





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UPR, stating that Pennzoil's Board of Directors had determined that Pennzoil should remain an independent, publicly-held company; was not interested in pursuing a transaction with UPR; and would take all necessary action to respond to any unsolicited offer.

                                    COUNT I

                (For Breach of Fiduciary Duty: The Rights Plan)

                 26. Plaintiffs repeat each of the foregoing allegations as if fully set forth in this paragraph.

                 27. The ostensible purpose of the Rights Plan is to protect Pennzoil shareholders against the consummation of unfair acquisition proposals that may fail to maximize shareholder value.

                 28. In light of the superior value offered to Pennzoil stockholders by the Tender Offer and Merger, there is no legitimate reason for the Pennzoil Board of Directors to retain the Rights Plan. The Director Defendants' refusal to redeem the Rights only has the effect of withholding from Pennzoil shareholders the right to maximize their wealth by allowing them the option of selling their Pennzoil shares pursuant to the Tender Offer and later exchanging any remaining Pennzoil shares for UPR shares pursuant to the Merger.





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                  29.     The Director Defendants' refusal to redeem the Rights
or render the Rights Plan inapplicable to the Tender Offer and Merger has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Tender Offer and Merger, which pose no threat to the interests of Pennzoil's stockholders or to Pennzoil's corporate policy and effectiveness. As such, it is in breach of the fiduciary duties such directors owe to the Pennzoil shareholders under applicable Delaware law.

                 30.      Plaintiffs have no adequate remedy at law.

                                    COUNT II

                  (For Breach of Fiduciary Duty: Section 203)

                 31. Plaintiffs repeat each of the foregoing allegations as if fully set forth in this paragraph.

                 32.      The Board of Directors of Pennzoil is empowered by
Section 203 to render the statute inapplicable to the Tender Offer and Merger by approving the Tender Offer or Merger.

                 33. In light of the superior value offered to Pennzoil stockholders by the Tender Offer and Merger, there is no legitimate reason for the Pennzoil Board of Directors' refusal to approve the Tender Offer and Merger or to take any other steps necessary to render Section 203 inapplicable to the Tender Offer and Merger. Such refusal only has the





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effect of withholding from Pennzoil shareholders the right to maximize their wealth by allowing them the option of selling their Pennzoil shares pursuant to the Tender Offer and later exchanging any remaining Pennzoil shares for UPR shares pursuant to the Merger.

                 34. The Director Defendants' refusal to approve the Tender Offer or Merger or render Section 203 otherwise inapplicable to the Tender Offer and Merger has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Tender Offer and Merger, which pose no threat to the interests of Pennzoil's shareholders or to Pennzoil's corporate policy and effectiveness. As such, it is in breach of the fiduciary duties such directors owe to Pennzoil's shareholders under applicable Delaware law.

                 35.      Plaintiffs have no adequate remedy at law.

                                   COUNT III

                  (For Breach of Fiduciary Duty: Article Six)

                 36. Plaintiffs repeat each of the foregoing allegations as if fully set forth in this paragraph.

                 37. The ostensible purpose of Article Six of Pennzoil's Restated Certificate of Incorporation is to protect Pennzoil shareholders against the consummation of unfair acquisition proposals that may fail to maximize shareholder value.





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                 38.      Article Six empowers the Board of Directors of
Pennzoil to render Article Six inapplicable to the Tender Offer and Merger by approving the Merger.

                 39. In light of the superior value offered to Pennzoil stockholders by the Tender Offer and Merger, there is no legitimate reason for the Pennzoil Board of Directors' refusal to approve the Merger for purposes of Article Six or to take any other steps to render Article Six inapplicable to the Tender Offer and Merger. Such refusal only has the effect of withholding from Pennzoil shareholders the right to maximize their wealth by allowing them the option of selling their Pennzoil shares pursuant to the Tender Offer and later exchanging any remaining Pennzoil shares for UPR shares pursuant to the Merger.

                 40. The Director Defendants' refusal to approve the Tender Offer and Merger for purposes of Article Six or render Article Six otherwise inapplicable to the Tender Offer and Merger has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Tender Offer and Merger, which pose no threat to the interests of Pennzoil's stockholders or to Pennzoil's corporate policy and effectiveness. As such, it is in breach of the fiduciary duties such directors owe to the Pennzoil shareholders under applicable Delaware law.





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                 41.      Plaintiffs have no adequate remedy at law.

                 WHEREFORE, plaintiffs respectfully request that this Court:

                 (a) declare that the Director Defendants have breached their fiduciary obligations to Pennzoil shareholders under Delaware law by refusing to redeem the Rights in response to the Tender Offer;

                 (b) compel Pennzoil and its Director Defendants to redeem the Rights or render the Rights Plan inapplicable to the Tender Offer and Merger;

                 (c) declare that the Director Defendants have breached their fiduciary obligations to Pennzoil shareholders under Delaware law by refusing to render Section 203 inapplicable to the Tender Offer and Merger;

                 (d) compel the Director Defendants to approve the Tender Offer and Merger for purposes of Section 203 and enjoin them from taking any action to enforce or apply Section 203 that would impede, thwart, frustrate or interfere with the Tender Offer or Merger;

                 (e) declare that the Director Defendants have breached their fiduciary obligations to Pennzoil shareholders under Delaware law by refusing to render Article Six inapplicable to the Tender Offer and Merger;





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                  (f) compel the Director Defendants to approve the Tender
         Offer and Merger for purposes of Article Six and enjoin the Board of Directors of Pennzoil from taking any action to enforce or apply Article Six that would impede, thwart, frustrate or interfere with the Tender Offer or Merger;

                 (g) temporarily, preliminarily and permanently enjoin Pennzoil, its employees, agents and all persons acting on its behalf or in concert with it from taking any action with respect to the Rights Plan, except to redeem the Rights or render the Rights Plan inapplicable to the Tender Offer and Merger, and from adopting any other Rights Plan or other measures, or taking any other action designed to, or which has the effect of, impeding the Tender Offer or the efforts of plaintiffs to acquire control of Pennzoil;

                 (h) temporarily, preliminarily and permanently enjoin defendants, their affiliates, subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action concerning the Rights Plan, Section 203 or Article Six in any other court;

                 (i) award plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and





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                  (j) grant plaintiffs such other and further relief as this
         Court may deem just and proper.



                                           SKADDEN, ARPS, SLATE,
                                                   MEAGHER & FLOM LLP



                                           By/s/ Edward P. Welch
                                             ----------------------------------
                                                   Edward P. Welch
                                                   Andrew J. Turezyn
                                                   One Rodney Square
                                                   P.O. Box 636
                                                   Wilmington, Delaware  19899
                                                   (302) 651-3000
                                                   Attorneys for Plaintiffs



Of Counsel:
----------

Jonathan J. Lerner
Samuel Kadet
SKADDEN, ARPS, SLATE,
   MEAGHER & FLOM LLP
919 Third Avenue
New York, NY  10022
(212) 735-3000

Dated June 23, 1997





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